SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                             (Amendment No. ____) *

                              DOLCE VENTURES, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   25659R 10 1
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                                 (CUSIP Number)

                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                             Tel. No. (212) 371-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 7, 2006
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             (Date of Event Which Requires Filing of This Statement)
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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)

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CUSIP No.
                                       13D
2565R 10 1
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      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  GAS Investment China Co., Ltd.
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) |_|
                  (b) |_|
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      3     SEC USE ONLY

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      4     SOURCE OF FUNDS
                  OO
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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                                |_|

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      6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands
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       NUMBER OF        7     SOLE VOTING POWER
        SHARES                72,569,764
      BENEFICIALLY      --------------------------------------------------------
       OWNED BY         8     SHARED VOTING POWER
         EACH                 0
       REPORTING        --------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH                 72,569,764
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0
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      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  72,569,764
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      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   |_|

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      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  72.0%
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      14    TYPE OF REPORTING PERSON
                  CO
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

Item 1. Security and Issuer.

      The  class  of  equity   securities   to  which  this  Schedule  13D  (the
"Statement") relates is the $.001 par value per share common stock (the "Common Stock") of the Issuer.

      The Issuer is a Utah corporation and its principal executive offices are located at 118 Chatham Road, Syracuse, NY 13203.

Item 2. Identity and Background.

      (a) The name of the person filing this statement is GAS Investment China Co., Ltd., hereafter sometimes referred to as the "Reporting Person."

      (b) The Reporting Person's place of organization is the British Virgin Islands.

      (c) The Reporting Person's principal business is that of being a holding company.

      (d) The Reporting Person's address of its principal business and address of its principal office is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

      (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (f) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On or about August 24, 2006, GAS Investment China Co., Ltd., a company organized under the laws of the British Virgin Islands ("Gas (BVI)"), and certain shareholders of the Company (the "Selling Shareholders") entered into a stock purchase agreement (the "Stock Purchase Agreement"), whereby the Selling Shareholders agreed to sell to Gas (BVI) an aggregate of 72,569,764 shares of our Common Stock, representing approximately 72.0% of our total issued and outstanding voting securities as of the date thereof, in exchange for $675,000 (the "Purchase Price"). The closing of the transactions contemplated under the Stock Purchase Agreement occurred on September 7, 2006, simultaneously with the consummation of a share exchange transaction and a private financing of the Company (as described below, collectively, the "Reverse Merger Transaction"). As a result of the consummation of the Reverse Merger Transaction, Gas (BVI) became a wholly-owned subsidiary of the Company. The source of funds for the Purchase Price was from the proceeds of the private financing as described below.

      On or about September 7, 2006, the Company consummated a share exchange transaction with the holders of all of the outstanding capital stock of Gas
(BVI), whereby the Company issued an aggregate of 14,361,647 shares of our newly designated Series A Stock in exchange for the 9,950,000 shares of common stock of Gas (BVI) held by the Gas (BVI) Shareholders. As a result of the consummation of the share exchange transaction, the Company ceased being a shell company as such term is defined in Rule 12b-2 under the Exchange Act, and Gas (BVI) is now a wholly-owned subsidiary of the Company.

      On or about September 7, 2006, the Company entered into and closed a stock purchase agreement with certain investors, pursuant to which the Company issued, for an aggregate of $6,876,800 in gross cash proceeds, to the Investors an aggregate of 2,509,782 shares of our newly designated Series B Stock at $2.74 per share and certain warrants to purchase shares of the Company's Common Stock.

Item 4. Purpose of Transaction.

      Pursuant to the terms of the Stock Purchase Agreement, the directors of the Company appointed Gas (BVI)'s appointees to the board of directors of the Company and resigned their positions on our board and as our officers effective as of September 7, 2006. As a result thereof, there was a change in the entirety of our board of directors and executive officers effective as of September 7, 2006. Accordingly, the purpose of the transaction was to effect a change in control in the Company.

      By obtaining a change in control in the Company, the Company was able to effectuate the Reverse Merger Transaction as described in Item 3 above.

      Except as set forth herein, the Reporting Person has no other plans or proposals which would relate to or result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b)   An   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g)   Changes   in  the   Issuer's   charter,   by-laws   or   instruments
            corresponding   thereto  or  other  actions  which  may  impede  the
            acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j)   Any action similar to any of those enumerated above.

      The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Person beneficially owns 72,569,764 shares of the Issuer's Common Stock which represents approximately 72.0% of the Issuer's outstanding common stock.

      (b) The Reporting Person directly owns the 72,569,764 shares of Common Stock and has the sole power to vote or to direct the vote with respect to the 72,569,764 shares referred to herein.

      (c) Except for the acquisition of 72,569,764 shares of Common Stock pursuant to the Stock Purchase Agreement, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

      (d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 72,569,764 shares of Common Stock reported in Item 5(a).

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The  Reporting   Person  does  not  have  any   contracts,   arrangements,
understandings or relationship (legal or otherwise) with any person with respect to the 72,569,764 shares of Common Stock reported in Item 5(a).

Item 7. Material to be Filed as Exhibits.

      1. Stock Purchase Agreement dated August 24, 2006, among Gas (BVI) and the Selling Shareholders.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 18, 2006

                                         /s/ Liu Yu Chuan
                                        ----------------------------------------
                                        Name: Liu Yu Chuan